Act: 1933
Section: Form S4
Rule:
Public
Availability: 10/30/2015



15008432

PE 10/20/2015 — CFit

NO ACT

October 30, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ARRIS Group, Inc., ARRIS International Limited, and Pace plc
Incoming letter dated October 20, 2015

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

- The transaction will constitute a "succession" for the purposes of Rule 12g-3(a) under the Exchange Act and New ARRIS will be a "large accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- New ARRIS may take into account ARRIS's reporting history under the Exchange Act in determining its eligibility to use Form S-3. ARRIS's reporting history under the Exchange Act may also be used in determining whether New ARRIS "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- ARRIS's Exchange Act reporting history may be taken into account when determining New ARRIS's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act.

- New ARRIS may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Securities Act Section 4(a)(3).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Luna Bloom
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

October 30, 2015

Mail Stop 4561

W. Brinkley Dickerson Jr.
Troutman Sanders LLP
Bank of America Plaza
600 Peachtree Street NE, Suite 5200
Atlanta, Georgia 30308-2216

Re: ARRIS Group, Inc., ARRIS International Limited And Pace plc

Dear Mr. Dickerson:

In regard to your letter of October 20, 2015, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,



Jonathan A. Ingram
Deputy Chief Counsel

BRINKLEY DICKERSON
404.885.3822 telephone
404.962.6743 facsimile
brink.dickerson@troutmansanders.com

TROUTMAN SANDERS

TROUTMAN SANDERS LLP
Attorneys at Law
Bank of America Plaza
600 Peachtree Street NE, Suite 5200
Atlanta, Georgia 30308-2216
404.885.3000 telephone
troutmansanders.com

October 20, 2015

Securities Exchange Act of 1934 - Rules 12g-3(a) and 12b-2
Securities Act of 1933 — Forms S-3 and S-4
Securities Act of 1933 — Rule 144
Securities Act of 1933 — Section 4(a)(3) and Rule 174(b)

Office of the Chief Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: ARRIS Group Inc., ARRIS International Limited and Pace plc

Ladies and Gentlemen:

We are writing on behalf of ARRIS Group Inc., a Delaware corporation ("ARRIS"), ARRIS International Limited, a private limited company organized under the laws of England and Wales that will be converted into a public limited company and renamed ARRIS International plc at or prior to the completion of the Combination (as hereinafter defined) ("New ARRIS"), and Pace plc, a public limited company organized under the laws of England and Wales ("Pace"), to request advice of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to a number of succession-related issues under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The issues arise out of the proposed acquisition by New ARRIS of Pace (the "Acquisition") by means of a scheme of arrangement under Part 26 of the UK Companies Act 2006, as amended (the "Companies Act"). Under the Acquisition, New ARRIS will acquire all of the outstanding ordinary shares of Pace, par value 5.0 pence per share (the "Pace ordinary shares"), from the Pace shareholders (the "Acquisition") in exchange for ordinary shares of New ARRIS and cash. Immediately subsequent to, and conditioned on the prior consummation of the Acquisition, Merger Sub (hereinafter defined) will merge with and into ARRIS (such transaction, the "Merger" and, together with the Acquisition, the "Combination") with ARRIS as the surviving corporation in the Merger. ARRIS stockholders will receive shares of New ARRIS as consideration in the Merger. Following the Combination, each of ARRIS and Pace will be wholly-owned subsidiaries of New ARRIS.

Background Information

1. ARRIS

ARRIS is a publicly held Delaware corporation that provides entertainment and communications solutions. It operates in two business segments: Customer Premises Equipment and Network & Cloud. ARRIS regularly reviews its growth strategy and related strategic alternatives in light of the company's performance and the current business environment. ARRIS' growth historically has come through a combination of both organic product growth as well as acquisitions, such as its acquisition of the Motorola Home business from Google in 2013. As part of its growth strategy, ARRIS continually evaluates other businesses that it believes could further enhance ARRIS stockholder value through enhanced or accelerated product development, geographic diversification and/or enhanced scale.

Shares of ARRIS common stock, par value $0.01 per share ("ARRIS shares"), are registered under Section 12(b) of the Exchange Act and are listed on The NASDAQ Global Select Market ("NASDAQ") under the symbol "ARRS." The authorized capital of ARRIS consists of 320,000,000 ARRIS shares and 5,000,000 preferred shares ("ARRIS preferred shares"), of which, as of June 30, 2015, 146,164,859 ARRIS shares were issued and outstanding and no ARRIS preferred shares were issued and outstanding. ARRIS is a large accelerated filer under Exchange Act Rule 12b-2, and is also a well-known seasoned issuer pursuant to Rule 405 of Regulation C.

ARRIS shares and other employee benefit plan interests of ARRIS are registered on Forms S-8 for distribution pursuant to certain employee benefit plans of ARRIS (the "ARRIS Incentive Plans"). As of June 30, 2015, 9,846,963 ARRIS shares were subject to outstanding awards under the ARRIS Incentive Plans. ARRIS maintains the following effective registration statements on Form S-8: nos. 333-67936, 333-148261, 333-152888, 333-133009, 333-176947, 333-145112, 333-68018, 333-105909, 333-161248, 333-179802, 333-85544, 333-67934, 333-189692, and 333-189695. ARRIS also maintains an effective registration statement on Form S-3: no. 333-189690.

The ARRIS shares registered under Section 12(b) constitute the only class of securities with respect to which ARRIS has a reporting obligation under the Exchange Act. ARRIS (as a successor issuer) has been a reporting company under the Exchange Act for over 20 years. In September 1993, ANTEC Corporation ("ANTEC") registered its common stock under Section 12(g) of the Exchange Act. In 2001, ANTEC formed ARRIS Enterprises, Inc. ("Enterprises"), and, in a reverse triangular merger, merged with and into Enterprises. The merger constituted a "succession" for purposes of Rule 12g-3 under the Exchange Act, and Enterprises became the successor registrant to ANTEC. On August 1, 2006, NASDAQ became operational as a national securities exchange and all NASDAQ-listed securities, including Enterprises' common stock, registered under Section 12(g) automatically became registered under Section 12(b) as a result of NASDAQ's arrangements with the Commission. In 2013, in connection with the acquisition of the Motorola Home business, Enterprises (which by that time was named "ARRIS Group, Inc.")

formed the current ARRIS, and in a reverse triangular merger, merged with and into ARRIS. This merger also constituted a "succession" for purposes of Rule 12g-3, and the current ARRIS became the successor registrant to Enterprises. ARRIS is current in all of its reporting obligations under the Exchange Act.

ARRIS and New ARRIS represent that, upon completion of the Combination, (i) ARRIS intends to cause NASDAQ to file a Form 25 with the Commission to deregister the ARRIS shares under Section 12(b) of the Exchange Act, (ii) ARRIS intends to file post-effective amendments to each of its registration statements on Form S-8 and Form S-3 deregistering all unsold shares under those registration statements and (iii) once the Form 25 is effective, ARRIS intends to file a Form 15 with the Commission to immediately terminate its reporting obligations under Section 12(g) and suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to the ARRIS shares. ARRIS and New ARRIS further represent that ARRIS will comply with ARRIS' reporting obligations under the Exchange Act until the filing of such Form 15.

2. Pace

Pace is a public limited company registered in England and Wales and is a leading technology developer for the global Pay TV industry, working across satellite, cable, IPTV and terrestrial platforms.

Pace ordinary shares are listed on the London Stock Exchange under the symbol "PIC." Pace has no securities registered or required to be registered under Section 12 of the Exchange Act and no reporting obligations under Section 15(d) of the Exchange Act. As of April 22, 2015, the fully diluted share capital of Pace was 331,180,277 Pace ordinary shares.

3. New ARRIS

New ARRIS is a private limited company organized under the laws of England and Wales. New ARRIS was organized on April 20, 2015, under the name "Archie ACQ Limited," for the purpose of effecting the Combination. On June 15, 2015, Archie ACQ Limited changed its name to "ARRIS International Limited." To date, New ARRIS has not conducted any business operations other than those incidental to its formation and in connection with the Combination (including the financing arrangements entered into in connection with the Combination), and the taking of certain steps in connection thereto, including the preparation of applicable filings with the Commission and regulatory filings made in connection with the Combination. As of the date of this letter, New ARRIS has (i) one (1) issued and outstanding ordinary share, which is held by ARRIS, and (ii) no securities registered under the Exchange Act. Immediately prior to the consummation of the Combination, the issued share capital of New ARRIS will be £50,000 divided into 100 ordinary shares of £0.01 each and 4,999,900 redeemable shares of £0.01 each ("New ARRIS ordinary shares"). Approximately 205 million New ARRIS ordinary shares will be issued in connection with the Combination.

4. Transaction Overview

The Combination will be implemented in two main steps, the Acquisition (which will be implemented by a scheme of arrangement under the Companies Act (the "Scheme")) and the Merger. New ARRIS will directly acquire Pace by means of the Acquisition and will become the indirect parent company of ARRIS by means of the Merger. The diagrams in Exhibit A hereto illustrate in simplified terms the current structure of ARRIS and the structure of New ARRIS following the effective time of the Combination.

The Acquisition involves the direct acquisition of all of the Pace ordinary shares by New ARRIS and the payment by New ARRIS to the applicable Pace shareholders of 132.5 pence in cash and .1455 newly issued New ARRIS ordinary shares in consideration for the acquisition of each Pace common share held by such shareholders (the "Acquisition Consideration"). After giving effect to the Merger and the Acquisition, Pace shareholders will hold approximately 24% of the New ARRIS ordinary shares.

The Acquisition, including the issuance of New ARRIS ordinary shares to the U.S. holders of Pace ordinary shares, may be effected without compliance with the registration requirements of the Securities Act, in reliance upon the exemption from such requirements provided by Section 3(a)(10) thereof. We are not requesting the Staff's confirmation of our opinion regarding the availability of the exemption provided by Section 3(a)(10).

As soon as reasonably practicable following (and to the extent possible, immediately following or, failing that, to the extent possible on the same day as) the completion of the Acquisition, and pursuant to the Agreement and Plan of Merger, dated as of April 22, 2015, by and among New ARRIS, ARRIS, Archie U.S. Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of New ARRIS ("ARRIS Holdings"), and Archie U.S. Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of ARRIS Holdings ("Merger Sub") (the "Merger Agreement"), Merger Sub will be merged with and into ARRIS, with ARRIS surviving the Merger as a wholly-owned, indirect subsidiary of New ARRIS. Pursuant to the Merger Agreement each ARRIS common share outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive one New ARRIS ordinary share. The exchange of shares of ARRIS common stock for New ARRIS ordinary shares will be a taxable transaction for ARRIS stockholders. After giving effect to the Merger and the Acquisition, ARRIS stockholders will hold approximately 76% of the New ARRIS ordinary shares.

At the closing of the Combination, ARRIS and Pace will be wholly-owned subsidiaries of New ARRIS. New ARRIS ordinary shares will trade on NASDAQ under the symbol "ARRS," the same trading symbol currently used for ARRIS shares.

For the treatment of outstanding equity-based awards of each of ARRIS and Pace in the Combination, see "Employee Benefits Matters" below.

Information to be Available Concerning the Transaction and the Constituent Parties

As a result of the legal form of the Combination, (a) New ARRIS filed a Registration Statement on Form S-4 with the Commission (as amended, the "Registration Statement"), including therein a proxy statement of ARRIS, as well as a prospectus, which was declared effective on September 15, 2015 and (b) Pace prepared a separate scheme circular in preparation of the meeting of Pace shareholders to approve the terms of the Acquisition (the "Scheme Circular").

ARRIS also filed a definitive proxy statement with the Commission with respect to the solicitation of proxies from ARRIS stockholders for approvals relating to the Merger on September 15, 2015. The meeting of stockholders of ARRIS is set to be held on October 21, 2015, and the meeting of shareholders of Pace is set to be held on October 22, 2015. At such meetings, among other things, the shareholders of Pace will vote to approve the Scheme and the stockholders of ARRIS will vote to adopt the Merger Agreement. The closing of the Combination will occur as soon thereafter as the other closing conditions are fulfilled, which is currently expect to be in late December or the first quarter of 2016.

The Registration Statement contains or, in the case of ARRIS, incorporates by reference, extensive and detailed descriptions of the businesses of ARRIS and Pace, a detailed description of the Combination, historical financial statements and information for each entity (including five years of selected financial data, management's discussion and analysis and audited financial statements for the three-year periods ended December 31, 2014 for each of ARRIS and Pace, along with unaudited interim financial statements for ARRIS for the most recent interim period), pro forma financial information for the combined entity with ARRIS as the accounting acquirer along with comparative historical and pro forma per share data, information with respect to the directors and executive officers of New ARRIS and their compensation, a detailed description of the New ARRIS ordinary shares along with a detailed comparison of the rights of holders of ARRIS shares as compared to the rights of holders of New ARRIS ordinary shares, risk factors related to the Combination and the business of New ARRIS, and a detailed description of the fairness opinion of ARRIS' financial advisor, among other information.

The Scheme Circular contains or incorporates by reference certain information included in the Registration Statement, and also includes a detailed description of the New ARRIS ordinary shares along with a detailed comparison of the rights of holders of Pace ordinary shares as compared to the rights of holders of New ARRIS ordinary shares, among other information.

The information that will be available concerning ARRIS, Pace, the Combination and the combined business of ARRIS and Pace is at least as extensive as the information that would be available with respect to the combined business if ARRIS were to acquire Pace directly via merger or similar transaction and report the transaction on a Form 8-K.

New ARRIS also will file a Form 8-K reporting the consummation of the Combination no later than four business days following the closing of the Combination, including therein the disclosures and information required by Item 2.01 of Form 8-K, the financial statements and pro forma information required under Item 9.01 of Form 8-K (within 71 calendar days after the date that the initial report on Form 8-K must be filed, in accordance with the requirements of Item 9.01), as well as, to the extent applicable, disclosures required by the other items of Form 8-K. Immediately following the consummation of the Acquisition and the Merger, although New ARRIS will be incorporated in England and Wales, New ARRIS will be obligated to file reports under the Exchange Act and will not be a foreign private issuer.

Reasons for Choice of Transaction Structure

To effect the Combination, ARRIS could have structured the Combination as a holding company reorganization and acquisition (the "Holdco Structure") that would have been substantially similar to the structures outlined in the *GrafTech Intl Ltd. (available November 4, 2010)* and *World Access, Inc. (available October 28, 1998)* no-action letters. Under such Holdco Structure, ARRIS would have formed a direct, wholly-owned subsidiary ("Holdco") and caused Holdco to form two wholly owned merger subsidiaries. ARRIS would then have entered into a merger agreement with Holdco, the merger subsidiaries and Pace, pursuant to which one merger subsidiary would merge into ARRIS and the other merger subsidiary would merge into Pace such that Pace and ARRIS would become direct, wholly-owned subsidiaries of Holdco. Similar to the Holdco Structure, ARRIS formed a wholly-owned subsidiary, New ARRIS, and caused New ARRIS to form a wholly-owned subsidiary (ARRIS Holdings), which in turn itself formed a wholly-owned merger subsidiary (Merger Sub) for the purpose of merging with and into ARRIS. In addition, Pace will be acquired by means of a direct purchase by New ARRIS of the shares of Pace in exchange for New ARRIS ordinary shares and cash. The ultimate outcome of the Combination, from a corporate law perspective, is in substance no different than would have been the case in a Holdco Structure. In both cases, upon consummation of the Combination, ARRIS would be a wholly-owned subsidiary of a foreign-incorporated parent company, with the former ARRIS stockholders owning approximately 76% of the combined company, and the former Pace shareholders owning approximately 24%. However, ARRIS believes that the current structure of the Combination provides ARRIS and its stockholders with a number of benefits, including greater certainty with respect to the expected tax treatment of the Combination.

We also note that ARRIS could have chosen to effect the Combination by simply establishing a new wholly-owned subsidiary of ARRIS and entering into an agreement providing for the acquisition of Pace by such subsidiary, with the holders of Pace ordinary shares receiving the same percentage ownership interest in ARRIS that they would hold in New ARRIS under the current structure. In that situation, there would be no actual "succession" under Rule 12g-3(a), since the ARRIS shares would remain registered under the Exchange Act, ARRIS would retain its reporting history for all purposes and ARRIS would remain eligible to use Form S-3. Although this structure could accomplish the Combination and does not raise any succession issues under the Securities Act and Exchange Act, it would not provide the tax and other related strategic benefits of the Combination as currently structured. On a consolidated basis, the business operated by New ARRIS following the Combination, however, would be identical to the business that would be operated by ARRIS if it chose to effect the Combination through the more typical subsidiary acquisition structure described in this paragraph. In addition, in both scenarios, ARRIS would be the acquirer for accounting purposes.

Effect on Business and Structure of Company

The Combination will strengthen ARRIS' business and financial profile by accelerating the growth strategy and enhancing its cash flows; however, New ARRIS' business will remain focused in the telecommunications industry. Accordingly, while the Combination will expand the size of the business currently conducted by ARRIS, the Combination will not fundamentally alter the nature of or material risks attendant to the business currently conducted by ARRIS. Moreover, because ARRIS and Pace are both engaged in the telecommunications business, ARRIS believes that the risks of investing in New ARRIS ordinary shares will not differ materially from the risks of investing in ARRIS shares or Pace ordinary shares other than the risks associated with the Combination, including, among other things, the ability to realize efficiencies from the Combination and the ability to successfully integrate Pace and ARRIS.

Immediately following the Combination, ARRIS' business will continue to make up the substantial portion of the combined company's business. The following table summarizes certain unaudited pro forma condensed financial information set forth in the Registration Statement and is provided solely to demonstrate the approximate allocation of New ARRIS' net sales, net income and total assets.

(USD in thousands)	ARRIS Historical	Pro Forma[3]	ARRIS Percentage of Pro Forma New ARRIS
Net Sales[1]	$ 2,475,234,000	$ 3,553,719,000	70%
Net Income[1]	35,883,000	48,241,000	74%
Total Assets[2]	4,558,675,000	7,916,277,000	58%

(1) For the six months ended June 30, 2015.
(2) As of June 30, 2015.
(3) Pro forma financial information is based on ARRIS' and Pace's historical financial information as of and for the six months ended June 30, 2015.

With respect to management structure, the executive officers and directors of New ARRIS will be substantially the same as the current executive officers and directors of ARRIS. In this regard, upon completion of the Combination, the directors of ARRIS immediately prior to the Combination are expected to become the directors of New ARRIS. In addition, the executive officers of ARRIS immediately prior to the completion of the Combination are expected to continue to serve as executive officers, with substantially similar titles and positions, of New ARRIS following the Combination. In short, New ARRIS will have substantially the same directors and executive officers and the same NASDAQ trading symbol as ARRIS has today, and its business will remain substantially similar. In addition, at the effective time of the Merger, all outstanding ARRIS stock options, restricted stock units, restricted shares, and employee stock purchase rights will be assumed by New ARRIS and converted into New ARRIS stock options, restricted stock units, restricted shares, and employee stock purchase rights, respectively, on substantially the same terms and conditions as were applicable to the ARRIS stock options, restricted stock units, restricted shares, and employee stock purchase rights immediately prior to the effective time. We believe that ARRIS' public disclosures regarding the Combination to date have been consistent with the substantive effect of the Combination. For example, its press release dated April 22, 2015, announcing the transaction was entitled "ARRIS to Acquire Pace plc for $2.1 Billion in Stock and Cash" and its investor presentation dated the same date describes the Combination as an "Acquisition of Pace."

While New ARRIS will be a UK entity and will have organizational documents that differ in certain respects from those of ARRIS, many of the principal attributes of ARRIS shares and New ARRIS ordinary shares will be similar. We recognize, however, that there will be differences between the rights of holders of ARRIS shares under Delaware law and the rights of holders of New ARRIS ordinary shares following the Combination (which differences would arise regardless of whether the Combination were structured under the Holdco Structure or the current structure). Detailed disclosure is included in the Registration Statement with respect to differences between Delaware and UK corporate law, including a detailed comparison of the rights of holders of ARRIS shares and New ARRIS ordinary shares and the respective organizational documents of ARRIS and New ARRIS. Generally, the differences between ARRIS' charter documents and New ARRIS' memorandum of association and articles of association as they will be in effect from and after the effective time of the Combination are either (i) as required by UK law (i.e., as a result of differences in UK law and Delaware law, New ARRIS' memorandum of association and articles of association include provisions not included in ARRIS' charter documents and exclude provisions that are included in ARRIS' charter documents) or (ii) in order to preserve the current rights of ARRIS' stockholders and powers of the board of directors of ARRIS as compared to those of New ARRIS following the Combination.

Employee Benefit Matters

Each option to purchase ARRIS common stock under any ARRIS Incentive Plans, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger will be converted, on substantially the same terms and conditions as were applicable under such option before the effective time of the Merger, into an option to acquire New ARRIS ordinary shares equal to the number of shares subject to the ARRIS option immediately prior to the effective time of the Merger, at an exercise price per share equal to the exercise price per share applicable to such option immediately prior to the effective time of the Merger.

Each other ARRIS equity award that is outstanding immediately prior to the effective time of the Merger under any ARRIS Incentive Plan will be converted, on substantially the same terms and conditions as were applicable under such equity award before the effective time of the Merger, into a right to receive the number of New ARRIS ordinary shares equal to the number of shares subject to such equity award immediately prior to the effective time of the Merger. In addition, purchase rights under ongoing offerings under ARRIS' employee stock purchase program will be converted into purchase rights to acquire New ARRIS ordinary shares on substantially the same terms and conditions as were applicable before the effective time of the Merger.

Each of the current ARRIS Incentive Plans and the ARRIS employee stock purchase programs will be assumed by New ARRIS as of the effective time of the Merger. New ARRIS will authorize conforming amendments to the ARRIS Incentive Plans necessary to reflect the assumption of the ARRIS Incentive Plans and, in certain cases, the extension of such plans to employees of New ARRIS and its subsidiaries. The plans under which such options rights and benefits with respect to New ARRIS ordinary shares will be administered after such assumption are referred to herein as the "New ARRIS Plans."

Participants in the incentive plans operated by Pace (the "Pace Share Schemes") will be contacted regarding the effect of the Combination on their rights under the Pace Share Schemes and appropriate proposals will be made to such participants in due course. In relation to the options that subsist under the Pace Sharesave Plan and the Pace Americas US Sharesave Plan, the proposals will include a choice for participants to allow their awards to vest and become exercisable.

The Pace Share Schemes contain provisions whereby Pace's Remuneration Committee has certain discretions as regards the vesting of certain awards in these circumstances. Pace's Remuneration Committee will exercise such discretion in such manner as it considers appropriate, which may include allowing all applicable options and awards to vest in full.

Summary of Request for Relief

We respectfully request that the Staff concur in the following conclusions, each of which is discussed more fully under the heading "Discussion and Analysis" below.

(a) **Rules 12g-3(a) and 12b-2.** The Merger constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the New ARRIS ordinary shares will be deemed registered under Section 12(b) of the Exchange Act upon consummation of the Merger, and that New ARRIS, as successor to ARRIS, will be deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

(b) **Availability of Form S-3 and Ability to Incorporate by Reference into Form S-4.** New ARRIS requests that the Staff confirm that upon completion of the Combination, New ARRIS may include ARRIS' reporting history and status prior to the Merger in determining whether New ARRIS meets the eligibility requirements for the use of Form S-3 and the ability to incorporate by reference into Form S-4.

(c) **Availability of Rule 144.** New ARRIS, upon consummation of the Merger, may include ARRIS' reporting history and status in determining whether New ARRIS meets the current public information requirements in Rule 144(c)(1).

(d) **Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b).** New ARRIS requests that the Staff confirm that in accordance with Rule 174(b) under the Securities Act, New ARRIS need not comply with the prospectus delivery requirements of Section 4(a)(3) of the Securities Act.

Discussion and Analysis

(a) **Rules 12g-3(a) and 12b-2**

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a "succession" by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) of the Exchange Act, then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, subject to certain enumerated exceptions.

The definition of "succession" in Exchange Act Rule 12b-2 contemplates the direct acquisition of the assets comprising a going business. In the Merger, although New ARRIS would be acquiring assets of a going business, it would be doing so indirectly, with ARRIS continuing as a wholly owned subsidiary of New ARRIS. However, we are of the view that the structure of the Combination should not prevent New ARRIS from being deemed to have made a "direct acquisition" of the business of ARRIS and thus to be the successor to ARRIS under Rule 12g-3(a). Indeed, the Staff has taken similar positions with respect to Combination in which the assets "directly acquired" remain in a subsidiary of the successor company rather than proceeding to direct ownership by the successor, including in various holding company reorganization structures. *See, e.g., Mylan Inc. (available February 13, 2015), Endo Health Solutions, Inc. (available February 28, 2014), Perrigo Co. (available December 17, 2013), Actavis Inc. (available September 30, 2013), Starburst II, Inc. and Sprint Nextel Corp. (available July 3, 2013), Eaton Corp. (available November 8, 2012), Jazz Pharmaceuticals, Inc. (available January 12, 2012), GrafTech Ina Ltd., supra, Pediatrix Medical Group Inc. (available November 22, 2008), Dollar Tree Stores, Inc. (available February 20, 2008), Roper Industries, Inc. (available July 19, 2007), Hecla Mining Co. (available October 31, 2006) and World Access, Inc., supra.* These various holding company reorganization structures include the structures detailed in the *Graffech Int'l. Ltd.* and *World Access, Inc.* no-action letters that, in each case, involved a holding company reorganization and the acquisition of a private company or companies thereafter, which structure, as indicated above, is substantially similar to the structure of the Combination. Given that we view the difference between the Combination and the Holdco Structure is a matter of form and not substance, and that the structure of the Combination is substantially similar to structures in which the Staff has previously granted relief under Rule 12g-3(a), we are of the view that, if the Merger is consummated, New ARRIS should be deemed the successor to ARRIS, particularly given the detailed information that is and will be available regarding the Combination and the constituent companies and, as explained above, our view that the Combination will not fundamentally alter the nature of the business currently conducted by ARRIS.

Additionally, eligibility for relief under Rule 12g-3(a) should not be impacted by the fact that the Pace ordinary shares are not registered under the Exchange Act. As described above, ARRIS could have chosen to effect the Combination by a more typical subsidiary acquisition structure, such as a merger, which would not have raised any issues regarding "successor" registration. This subsidiary acquisition structure would have resulted in a consolidated business identical to the business that will be operated by New ARRIS following the Combination, but would not have provided the same level of certainty regarding the tax and other related strategic benefits of the Combination as currently structured. To deny relief under Rule 12g-3(a) would penalize ARRIS for structuring the Combination in a manner that it believes is in the best interests of ARRIS and its stockholders. Moreover, the purpose behind Rule 12g-3 is "to eliminate any possible gap in the application of Exchange Act protection to the security holders of the predecessor" (see Section 250.01 of the Division's Exchange Act Rules Compliance and Disclosure Interpretations), and to deny the application of Rule 12g-3 to the issuance of New ARRIS shares in the Combination would have the effect of creating such a potential gap in the Exchange Act protections for ARRIS stockholders, solely because ARRIS chose to structure the Combination in a manner that was beneficial to its stockholders. Finally, we note that the Staff has granted relief under 12g-3(a) in similar transactions where securities were issued to holders of shares that were not registered under the Exchange Act, including in the holding company structure described in the *Graf-Tech Int'l. Ltd.* no-action letter, where holding company securities were issued to shareholders of a private company, in the holding company structure described in the *Endo Health Solutions Inc.* no-action letter, where holding company securities were issued to the shareholders of a public foreign company, and in the holding company structure described in the *Mylan Inc.* no-action letter, where the holding company acquired a carve-out business of a public company. Although Pace does not have securities registered under the Exchange Act, it is a public company, with the Pace ordinary shares registered in England and Wales and traded on the London Stock Exchange.

As noted above, ARRIS is a large accelerated filer under Exchange Rule 12b-2. The Staff has taken the position on prior occasions that a successor issuer would be a successor to a predecessor's status as a large accelerated filer under Exchange Act Rule 12b-2. *See, e.g., Mylan Inc., supra, Endo Health Solutions, Inc., supra, Perrigo Co., supra, Actavis, Inc., supra, Starburst II and Sprint Nextel Corp., supra, Eaton Corp., supra, Jazz Pharmaceuticals, Inc., supra, Willbros Group, Inc. (available February 27, 2009); Galileo Holding Corp., supra, and Roper Industries, Inc., supra.*

For the reasons set forth above and given the purpose behind Rule 12g-3, we respectfully request that the Staff concur in our opinion that, upon consummation of the Combination, the New ARRIS ordinary shares should be deemed registered under Exchange Act Section 12(b) by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that New ARRIS, as successor to ARRIS, will succeed to ARRIS' filer status for purposes of Exchange Act Rule 12b-2 and will therefore be deemed a large accelerated filer under Exchange Act Rule 12b-2.

(b) Availability of Form S-3 and Ability to Incorporate by Reference into Form S-4

General Instruction I.A.6 to Form S-3 under the Securities Act deems a successor registrant to have met the conditions for eligibility to use Form S-3 set forth in General Instruction A.1, 2, 3 and 5 to Form S-3 if (a) its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor, or (b) all predecessors met the conditions at the time of succession and the registrant has continued to do so since the succession. ARRIS currently meets the eligibility conditions of Form S-3 and the ability to incorporate by reference into Form S-4. The proposed succession of New ARRIS to the business and assets of ARRIS will not, however, meet the requirements of either clause (a) or clause (b) of General Instruction 1.A.6. We strongly believe, however, that the form of the Combination should not dictate the result, and that the Staff's view on our opinion that New

ARRIS can take into account ARRIS' reporting history and status for the purposes set forth below should be based on the substance of the Combination.

The Combination will be implemented in two main steps, the Acquisition and the Merger. New ARRIS will directly acquire Pace by means of the Acquisition and will become the indirect parent company of ARRIS by means of the Merger. This structure has substantively the same effect as ARRIS acquiring Pace by means of a reverse triangular merger, and subsequently reincorporating in the U.K. Under a reverse triangular merger structure, where there would be no "succession" within the meaning of Rule 12g-3(a), ARRIS would establish a new wholly-owned subsidiary and, by means of a merger of the subsidiary into Pace, Pace would become a wholly-owned subsidiary of ARRIS and former Pace shareholders would receive ARRIS shares in exchange for their Pace ordinary shares. The ARRIS shares would remain registered under the Exchange Act, ARRIS would retain its reporting history for all purposes and, as a result, ARRIS would remain eligible to use Form S-3. Under both structures, however, (a) the business to be operated following the transaction, on a consolidated basis, would be identical, (b) the publicly-reported information concerning Pace, the transaction and the combined business of ARRIS and Pace would be identical, and (c) the ultimate outcome of the transaction from an ownership perspective in both cases would be that the ARRIS stockholders and Pace shareholders would own approximately 76% and 24%, respectively, of the ordinary shares of New ARRIS. Additionally, under both structures, ARRIS would be the accounting acquirer of Pace for purposes of U.S. GAAP.

The acquisition of ARRIS by New ARRIS by means of the Merger will be accounted for as a reverse recapitalization of ARRIS, and ARRIS will be treated as if it were the acquirer and will be the continuing reporting entity for accounting purposes. New ARRIS is a "business combination related shell company" as defined in Rule 405 of Regulation C,[1] and based on applicable accounting guidance (including FASB Accounting Standards Codification (ASC) Topic 805, "Business Combinations"), ARRIS is the accounting acquirer.[2] The Commission's

[1] Rule 405 of Regulation C defines a "shell company" as an entity "that has (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets." Rule 405 also defines a "business combination related shell company" as a shell company that is "[f]ormed by an entity that is not a shell company solely for the purpose of completing a business combination transaction . . . among one or more entities other than the shell company, none of which is a shell company." We reiterate that, to date, New ARRIS has not conducted any business operations other than those incidental to its formation and in connection with the Combination (including the financing arrangements entered into in connection with the Combination), and the taking of certain steps in connection thereto, including the preparation of applicable filings with the Commission and regulatory filings made in connection with the Combination. As of the date of this letter, New ARRIS has (i) one (1) issued and outstanding ordinary share, which is held by ARRIS, and (ii) no securities registered under the Exchange Act.

[2] ASC 805-10-55-15 provides that "[a] new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer. . . ." Applying the guidance in ASC 805: (a) New ARRIS should not be deemed the acquirer in the Combination, as it is a new entity formed to

Financial Reporting Manual ("FRM") provides that "[i]f a shell company acquires an operating entity in a transaction accounted for as the acquisition of the shell company by the operating entity (i.e., the shell company is the legal acquirer, but the accounting acquiree) the transaction is a reverse recapitalization of the operating entity." The FRM further provides that:

> For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer). Reports filed by the registrant after a . . . reverse recapitalization should parallel the financial reporting required under GAAP — as if the accounting acquirer were the legal successor to the registrant's reporting obligation as of the date of the acquisition.

As ARRIS will be treated as the continuing reporting entity and the legal successor to New ARRIS' reporting obligations, it is our opinion that New ARRIS can take into account the activities, reporting history and status of ARRIS prior to consummation of the Merger in determining whether New ARRIS meets the eligibility requirements of Form S-3 and to incorporate by reference into Form S-4. The resulting accounting and reporting treatment of the Combination is no different than if ARRIS and Pace had chosen to structure the transaction as a typical reverse triangular merger, with ARRIS retaining its reporting history and eligibility to use Form S-3. Not permitting New ARRIS to take into account ARRIS' reporting history and status for determining New ARRIS' Form S-3 eligibility would elevate the form of the transaction over its substance.

It is our opinion that the eligibility of New ARRIS for short-form registration following the Merger is appropriate because, among other things:

- ARRIS is the accounting acquirer in the Combination;
- the Combination will be accounted for as a reverse recapitalization of ARRIS and, for accounting purposes, New ARRIS will be treated as the continuing reporting entity and legal successor to ARRIS' reporting obligations;
- ARRIS has been a reporting company for over 20 years, is a large accelerated filer, and is in compliance with all its reporting obligations under the Exchange Act;
- the Combination will expand but not fundamentally alter the nature of the business currently being conducted by ARRIS or the extent of the information available to investors concerning ARRIS; and

---

effect a business combination, with no significant pre-combination activities, that did not transfer any cash, other assets or incur liabilities as consideration for the business combination; and (b) ARRIS is the acquirer.

- The Registration Statement contains detailed and extensive information concerning the Combination, ARRIS, Pace and New ARRIS, including financial statements of Pace prepared in accordance with IFRS.

Moreover, the purpose of short-form registration is to eliminate unnecessary, duplicative disclosure while ensuring that securityholders, investors and the marketplace are provided with the necessary information upon which to base an investment decision. We believe that there would be no meaningful difference between the disclosure available to investors in a Form S-3 filed by New ARRIS and the disclosure available in a Form S-1. Specifically, any Form S-3 filed by New ARRIS prior to the filing of its initial Annual Report on Form 10-K will incorporate by reference:

- The Form 8-K filed by New ARRIS reporting consummation of the Combination, which will include the financial statements and pro forma information required under Item 9.01 of Form 8-K;

- Exchange Act filings by ARRIS containing all financial information required by Regulation S-X for periods prior to consummation of the Combination, as well as detailed information concerning ARRIS' business and Management's Discussion and Analysis;

- The portions of the Registration Statement containing all financial information required by Regulation S-X for Pace and the historic Management's Discussion and Analysis as well as detailed information concerning Pace's business; and

- The portions of the Registration Statement containing pro forma financial information of New ARRIS, risk factors and descriptions of its business and the New ARRIS ordinary shares.

In each case, the line item disclosure requirements of Form S-1 would be addressed and the financial statement filing requirements would be the same.

In addition, as noted by the Commission in the 1982 Integrated Disclosure System Release (Release No. 33-6383), short-form registration is appropriate when there exists "widespread following in the marketplace." ARRIS is widely followed by investors and analysts, has a total market capitalization of approximately $4.5 billion, as of June 30, 2015, and has been an Exchange Act reporting company for over 21 years. It is anticipated that New ARRIS will continue to be widely followed by investors and analysts.

Permitting New ARRIS to take into account ARRIS' activities, reporting history and status prior to the Merger for determining New ARRIS' Form S-3 eligibility would be consistent with the Staff's positions in the *Mylan Inc., supra, Eteris B.V., Applied Minerals, Inc. and Tokyo Electron Limited (available September 29, 2014), Endo Health Solutions, supra, Tower Group, Inc., Jazz Pharmaceuticals* and *Graftech Int'l Ltd.* no-action letters. In those letters, former shareholders of the Exchange Act-reporting acquiror were expected to hold approximately 68%, 77%, 76%, 77% and 83%, respectively, of the combined company's shares. Immediately following consummation of the Business Combination, the percentage ownership by former ARRIS stockholders of the outstanding New ARRIS ordinary shares will be 76%.

Accordingly, we are of the opinion that after the completion of the Combination, New ARRIS may take into account the activities and status of ARRIS prior to the completion of the Merger in determining whether New ARRIS meets the eligibility conditions of Form S-3, and in determining whether New ARRIS "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 and, assuming New ARRIS meets all of the other requirements for the use of Form S-3, New ARRIS will be eligible immediately after the completion of the Combination to use Form S-3 and to incorporate by reference into Form S-4. The Staff has taken similar positions with respect to satisfaction of the eligibility conditions of Forms S-3 and S-4 in the context of transactions similar to the Combination. *See Mylan Inc., supra, Eteris B.V., Applied Minerals, Inc. and Tokyo Electron Limited (available September 29, 2014), Endo Health Solutions Inc., supra, Actavis, Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, Inc., supra, Eaton Corp., supra, Pentair, Inc., (available Sept. 20, 2012), Jazz Pharmaceuticals, Inc., supra, Galileo Holding Corp., supra; Duke Energy Corp., supra; Friedman, Billings, Ramsey Group Inc., supra; ConocoPhillips, supra; Kerr-McGee Corporation, supra; AOL Time Warner Inc., supra; NSTAR, supra.*

(c) Rule 144

Affiliates of New ARRIS who desire to sell New ARRIS ordinary shares, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. The purpose of Rule 144(c)(1) is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Immediately after the Combination, New ARRIS will have satisfied each of the requirements of Rule 144(c)(1), except that it will not have been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days. For the reasons set forth above under "Availability of Form S-3 and Ability to Incorporate by Reference into Form S-4," including the fact that ARRIS is the accounting acquirer, we believe that ARRIS' reporting history should be taken into account for purposes of determining whether New ARRIS satisfies the Rule 144(c)(1) eligibility requirements since strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of Rule 144(c)(1) in light of the comprehensive disclosures in prior reports and future reports filed by ARRIS, the Registration Statement and any Exchange Act reports to be filed by New ARRIS after the closing of the Combination. As noted earlier, the Registration Statement also includes, but is not limited to, extensive and detailed descriptions of Pace and historical financial statements and information for Pace. Following the completion of the Combination, information concerning Pace will be included in the reports New ARRIS will be obligated to file under the Exchange Act. In these circumstances, we believe that there will be information available covering New ARRIS that is both adequate and current for purposes of Rule 144(c)(1). The Staff has taken similar positions in the context of various holding company and other transactions. *See, e.g., Mylan Inc., supra, Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis Inc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, Tower Group, supra, Eaton Corp., supra, GrafTech Intl. Ltd, supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation (available September 26, 2008), Dollar Tree Stores, Inc., supra, Reliant Energy, Inc, supra, Northwest Airlines Corp., supra, and World Access, Inc., supra.* The fact that Pace does not have securities registered under the Exchange Act should not prevent New ARRIS from taking into account ARRIS' reporting history under the Exchange Act prior to the Combination to determine whether New ARRIS has complied with the current public information requirements of Rule 144(c)(1) following the Combination, particularly given the detailed information that is and will continue to be available regarding Pace.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the ARRIS' reporting history under the Exchange Act prior to the Combination may be taken into account in determining whether New ARRIS has complied with the current public information requirements of Rule 144(c)(1) following the Combination. We note that upon the Registration Statement effectiveness, New ARRIS will become subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Accordingly, we are not requesting Rule 144(c)(1) relief upon the expiration of the 90-day waiting period commencing on the date the Registration Statement becomes effective.

(d) Section 4(a)(3) Prospectus Delivery Requirement and Rule 174(b)

Rule 174(b) under the Securities Act provides that no prospectus need be delivered pursuant to Section 4(a)(3) of the Securities Act if the issuer is a reporting company under the Exchange Act immediately prior to the filing of a registration statement. As noted earlier, ARRIS is a reporting company under the Exchange Act. Because New ARRIS will, immediately following the Combination, have, on a consolidated basis, the same assets, liabilities, business and operations as ARRIS and Pace, on a consolidated basis, immediately prior to the Combination, New ARRIS will be the successor-in-interest to ARRIS and Pace, it is our opinion that dealers of New ARRIS ordinary shares should be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(a)(3) of the Securities Act. The Staff has taken similar positions with respect to Section 4(a)(3) in the context of transaction similar to the

Combination. *See, e.g., Eteris B.V., Applied Minerals, Inc. and Tokyo Electron Limited, supra, Endo Health Solutions Inc., supra, Perrigo Co., supra, Actavis, iNc., supra, Starburst II, Inc. and Sprint Nextel Corp., supra, LIN TV Corp. (available April 30, 2013), Eaton Corp., supra, Galileo Holding Corp., supra, Duke Energy Corp., supra, Friedman, Billings, Ramsey Group Inc., supra, Conoco Phillips, supra, AOL Time Warner Inc., supra, and NSTAR, supra.*

For the reasons set forth above, we respectfully request the concurrence of the Staff in each of our conclusions set forth in this letter. If you require further information, please contact the undersigned at (404) 885-3822, or in my absence, Heather M. Ducat at (404) 885-3613.

If your conclusions differ from ours, please contact the undersigned prior to responding in writing to this letter so that we may clarify our views.

Regards,



W. Brinkley Dickerson Jr.

cc: Patrick Macken
Senior Vice President and General Counsel
ARRIS Group, Inc.

Exhibit A

Pre-Combination Structure



ARRIS Shareholders
ARRIS Group, Inc. (U.S.)
ARRIS International Limited (UK)
Archie U.S. Holdings LLC (U.S.)
Archie U.S. Merger LLC (U.S.)
Pace Shareholders
Pace plc (UK)

25972483

Post-Combination Structure



Former ARRIS Shareholders
Former Pace Shareholders
~76%
~24%
ARRIS International plc (UK)
Archie U.S. Holdings, Inc. (U.S.)
Pace plc (UK)
ARRIS Group, Inc. (U.S.)

25972483